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                                                                  EXHIBIT (a)(9)

[EMAIL MESSAGE FROM PETER MCGOFF TO OPTIONHOLDERS OF THE COMPANY ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER REGARDING THE EXCHANGE OFFER.]

All:

As you know, an email from Gaurav Dhillon (sent via Pam Denton) announcing the Informatica Option Exchange Program and which includes, as attachments, the documents making up the tender offer, was delivered to all Informatica employees at approximately 9:50 a.m. (PST) today.

As we have had a number of initial questions on the Option Exchange Program, I thought it might be helpful to have some initial information on the basics before you dig into the program documents. Below is some information on the expected timeline, process/procedures and contact information.

Timeline

Offer Commencement Date:                    July 20, 2001
Offer Expiration Date:                      September 12, 2001 (unless extended)
Expected Cancellation Date:                 September 13, 2001
Expected New Option Grant Date:             On or after March 14, 2002

Process/Procedures

1. To confirm your receipt of the tender offer documents, please immediately forward Gaurav's email of today announcing the program to ytocco@informatica.com.

2. Carefully review the exchange plan documents - you have time to do so. If you have questions regarding the program call me or Jeff True at the numbers provided below. We will also announce next week, the time and place of several Q&A sessions to be held for SF Bay Area employees, International employees and other employees throughout the US. Of course, we cannot field questions regarding individual tax situations or help you decide ultimately whether or not to participate in the program. We can help you understand how the Option Exchange Program works and make you aware of some of the risks associated with the program.

3. If you ultimately decide to participate in the program, you will need to deliver a properly completed and executed Election Form to Deborah Haynes, Stock Plan Administrator, by facsimile, via courier or by hand delivery as provided for in the Offer to Exchange document. You may also withdraw your tendered options, by delivering, prior to the expiration of the offer period, a properly completed and signed Notice to Withdraw from the Offer via the same delivery means.
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Contacts

Confirm receipt of tender offer/program documents (via email only please) - to ytocco@informatica.com.

Questions about the program - Pete McGoff - 650-687-6684 - pmcgoff@informatica.com
                              Jeff True - 650-687-6378 -
jtrue@informatica.com

Delivery of Election/Notice to Withdraw from the Offer forms - Deborah Haynes

                           Stock Option Administration
                           Informatica Corporation
                           3350 W. Bayshore Road
                           Palo Alto, CA  94303
                           Fax: 650-213-8364

I know there is a lot of material to review and that in may cases, the decision of whether or not to participate in the program may not be an easy one to make, but keep in mind that the offer is open until September 12, 2001, you will have a number of resources available to you in the legal department and will have the opportunity to attend one or more Q&A sessions in connection with the program.

Hope this helps.

Thanks.

Pete